Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

[                       ], 2024

Board of Trustees

First Trust Exchange-Traded Fund

First Trust WCM Developing World Equity ETF
120 East Liberty Drive, Suite 400

Wheaton, Illinois 60187

Board of Trustees

Investment Managers Series Trust

WCM Developing World Equity Fund

[                 ]

[                 ]

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to WCM Developing World Equity Fund (the “Acquired Fund”), a series of Investment Managers Series Trust, a Delaware statutory trust (the “Acquired Trust”), to the holders of the shares of beneficial interest (the “Acquired Fund Shares”) of the Acquired Fund (the “Acquired Fund Shareholders”), and to First Trust WCM Developing World Equity ETF (the “Acquiring Fund”), a series of First Trust Exchange-Traded Fund, a Massachusetts business trust (the “Acquiring Trust”), in connection with the proposed transfer of all of the assets and liabilities of the Acquired Fund to the Acquiring Fund in exchange for shares of the Acquiring Fund (“Acquiring Fund Shares”) with an aggregate net asset value (“NAV”) equal to the NAV of the Acquired Fund, followed by (i) in the case of Acquired Fund Shareholders that hold shares in a brokerage account that can accept shares of an ETF (a “Qualifying Account”), the liquidating distribution by the Acquired Fund to such shareholders of the shares of the Acquiring Fund in proportion to their holdings of shares of the Acquired Fund and (ii) in the case of Acquired Fund Shareholders that hold shares in a brokerage account other than a Qualifying Account, the distribution by the Acquired Fund of cash to such shareholders in exchange for shares of the Acquired Fund in proportion to their holdings of shares of the Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of [ ], 2024 and executed by the Acquired Trust on behalf of the Acquired Fund and the Acquiring Trust on behalf of the Acquiring Fund.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Form N-14 filed by Acquiring Fund with the Securities and Exchange Commission, and (3) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

First Trust WCM Developing World Equity ETF

WCM Developing World Equity Fund

[                       ], 2024

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan and the Form N-14 referred to above.

Based upon the foregoing, it is our opinion that:

(a) the transfer of all the Acquired Fund’s assets to the Acquiring Fund and the assumption by the Acquiring Fund of all the Acquired Fund’s liabilities in exchange for Acquiring Fund Shares, immediately followed by the distribution of all such Acquiring Fund Shares to the Acquired Fund shareholders that hold shares Qualifying Accounts in complete liquidation of the Acquired Fund (such exchange and liquidating distribution, the “Share Exchange”) will constitute a “reorganization” within the meaning of Section 368(a)(1) of the Code, and each of the Acquired Fund and the Acquiring Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(b) no gain or loss will be recognized by the Acquired Fund upon the transfer of all the Acquired Fund’s assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund or upon the distribution of such Acquiring Fund Shares to the Acquired Fund shareholders that hold shares in Qualifying Accounts, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code;

(c) the tax basis in the hands of the Acquiring Fund of each Acquired Fund asset transferred from the Acquired Fund to the Acquiring Fund will be the same as the tax basis of such Acquired Fund asset in the hands of the Acquired Fund immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquired Fund on the transfer;

(d) the holding period in the hands of the Acquiring Fund of each Acquired Fund asset transferred from the Acquired Fund to the Acquiring Fund, other than Acquired Fund assets with respect to which gain or loss is required to be recognized, will include the Acquired Fund’s holding period for such Acquired Fund asset (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset);

First Trust WCM Developing World Equity ETF

WCM Developing World Equity Fund

[                       ], 2024

(e) no gain or loss will be recognized by the Acquiring Fund upon its receipt of all the Acquired Fund assets solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund;

(f) no gain or loss will be recognized by the Acquired Fund Shareholders that hold shares through a Qualifying Account upon the exchange of their Acquired Fund Shares for Acquiring Fund Shares (except with respect to cash received by such Acquired Fund Shareholders in redemption of fractional shares);

(g) the aggregate tax basis of the Acquiring Fund Shares that each Acquired Fund Shareholder that holds shares through a Qualifying Account receives in the Share Exchange will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor;

(h) the holding period of each Acquired Fund Shareholder that holds Acquired Fund Shares through a Qualifying Account for the Acquiring Fund Shares received in the Share Exchange will include such Acquired Fund Shareholder’s holding period for the Acquired Fund Shares exchanged therefor, provided that such Acquired Fund Shareholder held such Acquired Fund Shares as capital assets on the date of the exchange;

(i) the taxable year of the Acquired Fund will not end as a result of the Share Exchange; and

(j) the exchange of cash for Acquired Fund Shares held in accounts other than Qualifying Accounts will be treated as an unrelated, separate transaction with respect to the Share Exchange.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

We hereby consent to the filing of this opinion letter with the Securities and Exchange Commission as an exhibit to the Form N-14 and to the references therein to us under the heading “B. Risk Factors — Principal Risks Related to the Proposed Reorganization,” and “C. Information About the Reorganization — Federal Income Tax Consequences”. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

First Trust WCM Developing World Equity ETF

WCM Developing World Equity Fund

[                       ], 2024

Very truly yours,

Chapman and Cutler llp